

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

September 22, 2017

Erxin Zeng
Chief Executive Officer and Chairman of the Board
Golden Bull Limited
707 Zhang Yang Road, Sino Life Tower, F35
Pudong, Shanghai, China 200120

> **Re: Golden Bull Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted September 8, 2017**
> **CIK No. 0001710350**

Dear Mr. Zeng:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2017 letter.

Prospectus Summary

Our Business, page 1

1.   We note your revised disclosure on page 2 that you began restructuring your loan funding structure but that you "believe that not all of the loans [you] facilitated were within the limitations set forth in the P2P Measures." Please revise your disclosure to quantify or otherwise describe the potential magnitude of the non-compliance. If you are uncertain as to the scope of the non-compliance, please disclose that and specify the matters as to which the uncertainty exists. In addition, please disclose your expectations for compliance with the P2P Measures pursuant to your new loan structure. Finally, please

make corresponding revisions to your risk factor on page 15 and in your MD&A and Business sections.

2.   We note your revisions in response to comment 4, including your disclosure in the penultimate paragraph on page 2 that platform borrowers must either repay their loans in full or put up additional collateral. Please tell us whether you also allow borrowers to repay their existing loans with new loans facilitated on your platform. If so, please disclose the number and percentage of borrowers that do so.

Corporate History and Structure, page 4

3.   We note your revisions in response to comment 8. Please revise the diagram to disclose Mr. Liu's ownership interest in Dianniu.

4.   We note your revised disclosure on page 46 in response to comment 9. Please disclose that Messrs. Zeng and Liu will continue to have substantial influence on any matters requiring a shareholder vote by virtue of their significant ownership of your ordinary shares and that their interests may conflict with those of other shareholders. Please also disclose the impact that your voting procedures outlined on page 105 will have on shareholders unable to attend a meeting of shareholders in person.

Risk Factors

Risks Related to Our Business

The laws and regulations governing the peer-to-peer lending service industry in China…, page 15

5.   We note your revisions in response to comment 13. Please disclose the number and percentage of your borrowers in violation of the P2P Measure as of the end of your most recently completed fiscal year and quarter and further disclose the percentage of your revenue attributable to these borrowers. Please also disclose, if true, that a RMB 30,000 penalty would be charged for each violation.

Use of Proceeds, page 44

6.   We note your revisions in response to comment 17 as well as your risk factor beginning on page 35 regarding uncertainty over the amount of proceeds which would be immediately available to you following this offering under Chinese law. Please disclose whether these proceeds will be available for the uses you identify immediately following the completion of your offering and, if applicable, estimate the amount of such proceeds that you expect will be available to you immediately following the completion of your offering.

Key Operating Metrics, page 60

7.   We note your response to comment 23 in our letter dated August 2, 2017. To the extent you have delinquent loans outstanding on your market place at a period end, please disclose the delinquency percentage.

8.   We note your response to comment 24 in our letter dated August 2, 2017. Please revise to disclose your average borrower acquisition costs for each quarter and include a discussion and analysis of trends. Additionally, to the extent practicable, please calculate and present your borrower acquisition costs and your lender acquisition costs using the marketing costs attributable to on each group (i.e. borrower or lender) individually.

9.   We note your response to comment 18 in our letter dated August 2, 2017. We also note disclosure on page 62 that the number of borrowers increased in large part because you changed your business model to loan directly to individual and small company borrowers rather than to the referrals from lending or guarantee institutions because of the P2P Measures. We further note disclosure in other parts of your filing related to your change in loan structure (note 2 on page 61, page 2, etc.). Please revise your disclosure throughout your filing related to the change in loan structure to more clearly and consistently explain how your loans were previously structured including more clearly identifying the parties involved and discuss the timing of when you changed your loan structure.

Results of Operations – Operating Expenses, page 65

10.   Please revise to disclose, in a tabular format for each period presented, each material type of expense that is included in selling expenses or general and administrative expenses. Additionally, please revise to include an enhanced discussion and analysis of any trends related to such expenses.

Major Borrowers, page 67

11.   We note your response to comment 52 in our letter dated August 2, 2017. Please tell us if automobiles serve as collateral for the loans to the major borrowers. If they do not, please revise to disclose the facts and circumstances related to the collateral securing these loans.

Revenue recognition, page 72

12.   We note your response to comment 25 in our letter dated August 2, 2017. You disclose that management fees are to compensate you for maintaining borrowers' account portfolios. Please provide us additional information regarding the activities you perform to maintain borrowers and lenders' account portfolios. Specifically tell us if you perform these services over the life of the loan. If you do, please tell us how you considered whether you should recognize management fees over the life of the loan.

Business

Our Platform, page 80

13. We note your revisions in response to comment 32. Please revise your disclosure to clarify what you consider to be a "good" credit score or report. Please also disclose the features that make jobs "high risk" or not, in your evaluation.

14. Please disclose that there is no minimum loan amount consistent with your response to comment 37.

Our Platform and the Transaction Process

Stage 3: Credit Assessment and Decision-Making, page 82

15. We note your revisions in response to comment 42. Please disclose the credit assessment steps you take in determining that a borrower is qualified. For example, please disclose how and when a borrower is initially qualified, and clarify the types of qualifying or disqualifying features arising during the course of your review of the borrower's credit and loan history. Please also explain how your determination of a guarantor's ability to guarantee a loan influences your credit assessment of whether a borrower is qualified.

Employees, page 84

16. Considering your response to comment 54 in our letter dated August 2, 2017, please revise this section to clarify if you have made adequate employee benefit payments.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Ari Edelman, Esq.